Exhibit 99.1

PRESS RELEASE

Hudson Group Announces Appointment of Roger Fordyce as Chief Executive Officer

and

Notice of Proposed Shareholder Written Resolution

East Rutherford, NJ – January 9, 2019 – Hudson Ltd. (NYSE: HUD) (“Hudson Group” or “Company”), a leader in North American travel retail, announced that Roger Fordyce has been appointed Chief Executive Officer of the Company, effective January 8, 2019. Mr. Fordyce succeeds Joseph DiDomizio who is leaving the Company to pursue other interests.

Mr. Fordyce served as an Executive Vice President and Chief Operating Officer of Hudson Group until his appointment as Chief Executive Officer. Mr. Fordyce joined Hudson Group 30 years ago. As Executive Vice President and Chief Operating Officer, he was responsible for the day-to-day general management of the Company. Prior to joining Hudson Group, Mr. Fordyce held positions as manager at Dobbs/Aeroplex, WH Smith, and Greenman Bros.

The Company’s Board of Directors would like to thank Mr. Joseph DiDomizio for his many contributions to the Hudson Group’s development over the years. Mr. DiDomizio was a key executive in expanding the footprint of the Company and successfully led Hudson Group to become a listed company on the New York Stock Exchange. The Board wishes Mr. DiDomizio all the best in his future endeavors.

Mr. DiDomizio will also leave the Board of Directors of the Company. In that respect, Hudson Ltd. also announced the Notice of a Proposed Shareholder Written Resolution which if passed by the Company’s shareholders will appoint Mr. Fordyce to succeed Mr. DiDomizio as a Class III Director of the Company until the Company’s 2021 annual general meeting or until his office shall otherwise be vacated pursuant to the Company’s bye-laws. The Proposed Shareholder Written Resolution will be passed when it is signed by registered shareholders who as of today (being the date the notice of the proposed resolution is given) hold a simple majority of the total voting rights of all issued and outstanding shares of the Company, provided such majority includes at least one shareholder holding Class B common shares of the Company.

PRESS RELEASE

About Hudson Group

Hudson Group, one of the largest travel retailers in North America, is committed to enhancing the travel experience for over 300,000 travelers every day in the continental United States and Canada. The Company is anchored by its iconic Hudson, Hudson News and Hudson Bookseller brands and operates approximately 1,000 duty-paid and duty-free stores in 88 locations, including airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world. Our wide range of store concepts include travel essentials and convenience stores, bookstores, duty-free shops, branded specialty stores, electronics stores, and quick-service food and beverage outlets. For more information, visit www.hudsongroup.com and www.dufry.com

For further information please contact:

Investor Contact	Media Contact
Deborah Belevan, CPA, IRC	Kristen Clonan
Hudson Group	Hudson Group
VP of Investor Relations	VP of Corporate Communications
201.559.2111	201.821.8088